SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.            )*

RCN Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

749361101

(CUSIP Number)

Tudor Investment Corporation

Attn: Stephen N. Waldman, Esq.

1275 King Street

Greenwich, CT 06831

Tel: (203) 863-6700

(Name, address and telephone number of person authorized to receive notices and communications)

December 21, 2004

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 18 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 749361101	13D	Page 2 of Pages 18

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Tudor Investment Corporation 22-2514825
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 6,366,466 (see Item 5) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 6,366,466 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,366,466 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 17.3% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 749361101	13D	Page 3 of Pages 18

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Paul Tudor Jones, II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 6,981,507 (see Item 5) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 6,981,507 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,981,507 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 19.0% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 749361101	13D	Page 4 of Pages 18

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) The Tudor BVI Global Portfolio Ltd. 98-0223576
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 1,147,980 (see Item 5) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 1,147,980 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,147,980 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 3.1% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 749361101	13D	Page 5 of Pages 18

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Tudor Proprietary Trading, L.L.C. 13-3720063
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 615,041 (see Item 5) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 615,041 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,041 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 1.7% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 749361101	13D	Page 6 of Pages 18

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) The Altar Rock Fund L.P. 06-1558414
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 56,721 (see Item 5) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 56,721 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,721 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0.2% (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 749361101	13D	Page 7 of Pages 18

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) The Raptor Global Portfolio Ltd. 98-0211544
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 5,161,765 (see Item 5) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 5,161,765 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,161,765 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 14.0% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 749361101	13D	Page 8 of Pages 18

ITEM 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of RCN Corporation, a corporation organized under the laws of the state of Delaware (the “Company”). The Company’s principal offices are located at 105 Carnegie Center, Princeton, NJ 08540

This filing of the Schedule 13D is not, and should not be deemed to be, an admission that the statement on Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 2.	Identity and Background.

This statement on Schedule 13D is being filed jointly on behalf of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Act of 1934, as amended (the “Act”):

(i) Tudor Investment Corporation (“TIC”), a Delaware corporation.

(ii) Paul Tudor Jones, II (“Jones”), a citizen of the United States.

(iii) The Tudor BVI Global Portfolio Ltd. (“BVI”), a Cayman Islands company.

(iv) Tudor Proprietary Trading, L.L.C. (“TPT”), a Delaware limited liability company.

(v) The Raptor Global Portfolio Ltd. (“Raptor”), a Cayman Islands corporation.

(vi) The Altar Rock Fund L.P. (“Altar Rock” and together with TIC, Jones, BVI, TPT, and Raptor, the “Group” or the “Reporting Persons” and each a “Reporting Person”), a Delaware limited partnership.

TIC is a money management firm that provides investment advice to BVI, Raptor and Altar Rock, among others. TIC is also the sole general partner of Altar Rock.

The principal employment of Jones is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

Each of BVI, Raptor and Altar Rock is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

TPT is a proprietary trading vehicle which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its capital securities.

CUSIP No. 749361101	13D	Page 9 of Pages 18

The business address of TIC, Jones, TPT, and Altar Rock is c/o Tudor Investment Corporation, 1275 King Street, Greenwich, CT 06831. The business address of BVI and Raptor is c/o CITCO Fund Services, Kaya Flamboyan 9, Curacao, Netherlands Antilles.

The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TPT, BVI, or Raptor is set forth on Schedule I hereto and is incorporated by reference herein.

During the last five (5) years, no Reporting Person, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

On December 21, 2004 (the “Effective Date”), the Joint Plan of Reorganization of RCN Corporation and certain subsidiaries (the “Plan”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) became effective and the Company, together with its affiliated debtors and debtors-in-possession, emerged from reorganization proceedings under the Bankruptcy Code.

Pursuant to the Plan, on the Effective Date, all of the then existing securities of the Company were extinguished and deemed cancelled. In accordance with the Plan, the holders of certain outstanding indebtedness of the Company (including the Company’s 10% Senior Notes due 2007 (the “10% Notes”), 11 1/8% Senior Discount Notes due 2007 (the “11 1/8% Notes”), 9.80% Senior Discount Notes due 2008 (the “9.80% Notes”) and 11% Senior Discount Notes due 2009 (the “11% Notes”, and collectively with the 10% Notes, the 11 1/8% Notes and the 9.80% Notes, the “Old Notes”)) received, in exchange for such indebtedness, shares of Common Stock of the Company.

In addition, in accordance with the Plan, among other things, on the Effective Date the Company issued $125,000,000 aggregate principal amount of its 7.375% Convertible Second-Lien Notes due 2012 (the “New Notes”) under an Indenture, dated as of December 21, 2004, by and among the Company and HSBC Bank USA, National Association (attached hereto as Exhibit 99.1). At the election of the holders thereof, the New Notes are immediately convertible into Common Stock at a conversion price of $25.16 per Share, subject to adjustment.

By virtue of their ownership of the Old Notes, on the Effective Date, each of BVI, TPT, Raptor and Altar Rock received, as a result of the Plan, shares of Common Stock. In addition, each of BVI, TPT, Raptor and Altar Rock purchased New Notes on the Effective Date.

The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

CUSIP No. 749361101	13D	Page 10 of Pages 18

Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities held by any other person.

ITEM 3.	Source and Amount of Funds or Other Consideration.

As described in Item 2 above and Items 4 and 5 below, each of BVI, TPT, Raptor and Altar Rock received, as a result of the Plan, shares of Common Stock in exchange for their holdings of Old Notes. The sources of funds used to purchase the Old Notes and the New Notes by each of the Reporting Persons were (i) capital contributions to such Reporting Person and (ii) the proceeds of transactions with respect to prior investments held by such Reporting Persons.

ITEM 4.	Purpose of Transactions.

As described in Item 2 above, the Plan became effective on the Effective Date. As a result, of the Plan, the holders of the Old Notes initially received the following distributions of Common Stock per $1,000 principal amount of the Old Notes:

29.517439 Shares per $1,000 principal amount of the 10% Notes

29.714069 Shares per $1,000 principal amount of the 11 1/8% Notes

29.958631 Shares per $1,000 principal amount of the 9.80% Notes

29.027296 Shares per $1,000 principal amount of the 11% Notes

Each of BVI, TPT, Raptor and Altar Rock initially acquired the Old Notes and the New Notes for investment purposes. Each of such Reporting Persons intends to continue to evaluate their respective investments in Common Stock and the New Notes based on the Company’s financial condition, results of operations and prospects as well as other then existing or anticipated facts and circumstances including general economic, market and other financial conditions. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (i) acquire additional shares of Common Stock, New Notes or other securities of the Company, (ii) dispose of Common Stock, New Notes or other securities of the Company, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock, New Notes or other securities of the Company. There can be no assurance that any Reporting Person will increase or decrease its investment in the Company or as to the number of shares of Common Stock or derivative securities that may be bought or sold in any such transactions.

Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

CUSIP No. 749361101	13D	Page 11 of Pages 18

ITEM 5.	Interest in Securities of the Issuer.

The descriptions contained in Item 2 and Item 4 above are incorporated herein by reference.

As a result of the Plan, BVI received 1,016,700 shares of Common Stock, TPT received 544,691 shares of Common Stock, Raptor received 4,571,423 shares of Common Stock and Altar Rock received 50,242 shares of Common Stock.

In addition, BVI purchased New Notes having a purchase price and principal value equal to $3,303,000, TPT purchased New Notes having a purchase price and principal value equal to $1,770,000, Raptor purchased New Notes having a purchase price and principal value equal to $14,853,000 and Altar Rock purchased New Notes having a purchase price and principal value equal to $163,000. As of the date hereof, the New Notes held by BVI are convertible into 131,280 shares of Common Stock, the New Notes held by TPT are convertible into 70,350 shares of Common Stock, the New Notes held by Raptor are convertible into 615,041 shares of Common Stock and the New Notes held by Altar Rock are convertible into 6,479 shares of Common Stock.

Assuming conversion by each of BVI, TPT, Raptor and Altar Rock of the New Notes, such Reporting Persons hold approximately 3.1%, 1.7%, 14.0% and 0.2% of the Common Stock, respectively.

In addition, as part of the Plan, the Company held back certain shares of Common Stock otherwise distributable to the holders of the Old Notes in the event that the Company is required to satisfy certain contingent obligations. It is not known when or if such Common Stock will ultimately be distributed to the holders of the Old Notes. As of the date hereof and pending release of the held back Shares, BVI, TPT, Raptor and Altar Rock have the right to receive an additional 130,817 Shares, 70,084 Shares, 588,197 Shares and 6,464 Shares, respectively. Assuming that the Reporting Persons receive such Shares in full, following receipt of such Shares, BVI, TPT, Raptor and Altar Rock will hold approximately 3.5%, 1.9%, 15.6% and 0.2% of the Common Stock, respectively.

Because TIC is sole general partner of Altar Rock and provides investment advisory services to BVI, Raptor and Altar Rock, TIC may be deemed to beneficially own the shares of Common Stock and New Notes owned by each such Reporting Person. Because Jones is the controlling shareholder of TIC and the indirect principal equity owner of TPT, Jones may be deemed to beneficially own the shares of Common Stock and New Notes deemed beneficially owned by each such Reporting Person.

Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of the Group other than such Reporting Person.

CUSIP No. 749361101	13D	Page 12 of Pages 18

The filing of this statement on Schedule 13D by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Act, is the beneficial owner of any Shares in which such Reporting Person does not have a pecuniary interest.

Except as reported in this statement on Schedule 13D, the Reporting Persons have not engaged in any other transactions in the Company’s securities in the past sixty (60) days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 5 above and the Exhibits attached hereto are incorporated herein by reference.

Registration Rights Agreement

Each of BVI, TPT, Raptor and Altar Rock has entered into a registration rights agreement (the “Registration Rights Agreement”), dated as of December 21, 2004, with the Company in the form attached hereto as Exhibit 99.2 (which is hereby incorporated by reference herein). Subject to certain limitations as set forth in the Registration Rights Agreement, the Company is required to file with the Securities and Exchange Commission (the “SEC”) a “shelf” registration statement with respect to the Common Stock owned by the Reporting Persons for an offering to be made on a continuous basis pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended, and to keep such registration effective as more fully described in the Registration Rights Agreement.

ITEM 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this statement on Schedule 13D:

Exhibit 99.1. Indenture, dated as of December 21, 2004, by and among the Company and HSBC Bank USA, National Association.

Exhibit 99.2. Registration Rights Agreement, dated as of December 21, 2004, by and among the Company and the Stockholders named therein.

CUSIP No. 749361101	13D	Page 13 of Pages 18

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated: December 30, 2004

TUDOR INVESTMENT CORPORATION

By:	\s\ STEPHEN N. WALDMAN
Stephen N. Waldman
Managing Director

\s\ PAUL TUDOR JONES, II
Paul Tudor Jones, II

THE TUDOR BVI GLOBAL PORTFOLIO LTD.

By:	Tudor Investment Corporation, its trading advisor

By:	\s\ STEPHEN N. WALDMAN
Stephen N. Waldman
Managing Director

TUDOR PROPRIETARY TRADING, L.L.C.

By:	\s\ STEPHEN N. WALDMAN
Stephen N. Waldman
Managing Director

THE RAPTOR GLOBAL PORTFOLIO LTD.

By:	Tudor Investment Corporation, its investment adviser

By:	\S\ STEPHEN N. WALDMAN
Stephen N. Waldman
Managing Director

CUSIP No. 749361101	13D	Page 14 of Pages 18

THE ALTAR ROCK FUND L.P.

By:	Tudor Investment Corporation, its general partner

By:	\s\ STEPHEN N. WALDMAN
Stephen N. Waldman
Managing Director

CUSIP No. 749361101	13D	Page 15 of Pages 18

Schedule I

EXECUTIVE OFFICERS AND DIRECTORS

OF THE REPORTING PERSONS

I.	Tudor Investment Corporation

The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D, (iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

Name	Principal Occupation/ Business Address

Paul Tudor Jones, II*	Chairman of the Board, Chief Executive Officer of TIC.

Mark F. Dalton	Director and President of TIC.

John G. Macfarlane, III	Director, Chief Operating Officer and Managing Director of TIC.

James J. Pallotta	Director and Managing Director of TIC. Principal business address at Tudor Investment Corporation, 50 Rowes Wharf, 6th Floor, Boston, MA 02110.

Andrew S. Paul	Director, Managing Director, General Counsel and Corporate Secretary of TIC.

Robert P. Forlenza	Director and Managing Director of TIC. Principal business address at Tudor Investment Corporation, 50 Rowes Wharf, 6th Floor, Boston, MA 02110.

John R. Torell	Director, Managing Director and Chief Financial Officer of TIC.

Mark Withy	Director of TIC; Managing Director of Tudor Capital (U.K.), L.P., an affiliate of TIC located at The Great Burgh, Epsom, Surrey KT17 5XT, England.

*	See Item 5 of this Schedule 13D for a discussion of Mr. Jones’ potential beneficial ownership of Common Stock.

CUSIP No. 749361101	13D	Page 16 of Pages 18

Mr. Withy is a citizen of New Zealand.

Mark Nicholson	Director of TIC; Managing Director of Tudor Proprietary Trading, L.L.C., an affiliate of TIC located at The Great Burgh, Epsom, Surrey KT17 5XT, England.

Mr. Nicholson is a citizen of Australia.

Richard L. Fisher	Director of TIC. Mr. Fisher is Managing Director of Investments and Acquisitions and a Managing Director of Dunavant Enterprises, Inc., 3797 Getwell Road, Memphis, TN 38118.

II.	Tudor Proprietary Trading, L.L.C.

The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TPT is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D, (iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

Name	Principal Occupation/Business Address

Paul Tudor Jones, II*	Chairman of the Board, Chief Executive Officer of TIC.

Mark F. Dalton	Director and President of TIC.

John G. Macfarlane, III	Director, Chief Operating Officer and Managing Director of TIC.

Andrew S. Paul	Director, Managing Director, General Counsel and Corporate Secretary of TIC.

John R. Torell	Director, Managing Director and Chief Financial Officer of TIC.

Robert P. Forlenza	Director and Managing Director of TIC. Principal business address at Tudor Investment Corporation, 50 Rowes Wharf, 6th Floor, Boston, MA 02110.

*	See Item 5 of this Schedule 13D for a discussion of Mr. Jones’ potential beneficial ownership of Common Stock.

CUSIP No. 749361101	13D	Page 17 of Pages 18

John R. Torell	Director, Managing Director and Chief Financial Officer of TIC.

Mark Withy	Director of TIC; Managing Director of Tudor Capital (U.K.), L.P., an affiliate of TIC located at The Great Burgh, Epsom, Surrey KT17 5XT, England.

Mr. Withy is a citizen of New Zealand.

III.	The Raptor Global Portfolio Ltd.

The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor is set forth below. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

Name	Principal Occupation/ Business Address

InterCaribbean Services Ltd.	Director of Raptor and other non-U.S. investment funds. The principal place of business of Kaya Flamboyan 9, Curacao, Netherlands Antilles.

Karl Erbo Graf Kageneck	Managing Partner of Jargonnant Partners S.A.R.L., an international real estate advisory and management firm with offices in Munich, Germany; Geneva, Switzerland; and Luxembourg.

Mr. Kageneck is a citizen of Germany.

David d’Ambrumenil	Chairman of Lionspring Enterprises Limited, a privately held consulting firm in London, England

Mr. d’Ambrumenil is a citizen of Great Britain.

Jean-Pierre Jacquemoud	Director of Raptor; Attorney, Jacquemoud & Stanislas, 2, rue Bellow, Geneva 1206, Switzerland.

Mr. Jacquemoud is a citizen of Switzerland.

IV.	The Tudor BVI Global Portfolio Ltd.

The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of

CUSIP No. 749361101	13D	Page 18 of Pages 18

BVI is set forth below. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

Name	Principal Occupation/Business Address

InterCaribbean Services Ltd.	Director of BVI and other non-U.S. investment funds. The principal place of business of Kaya Flamboyan 9, Curacao, Netherlands Antilles.

Karl Erbo Graf Kageneck	Managing Partner of Jargonnant Partners S.A.R.L., an international real estate advisory and management firm with offices in Munich, Germany; Geneva, Switzerland; and Luxembourg.

Mr. Kageneck is a citizen of Germany.

David d’Ambrumenil	Chairman of Lionspring Enterprises Limited, a privately held consulting firm in London, England

Mr. d’Ambrumenil is a citizen of Great Britain.

Jean-Pierre Jacquemoud	Director of Raptor; Attorney, Jacquemoud & Stanislas, 2, rue Bellow, Geneva 1206, Switzerland.

.	Mr. Jacquemoud is a citizen of Switzerland.